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                             March 23, 2021

       Daniel Shribman
       Chief Executive Officer and Chief Financial Officer
       B. Riley Principal 250 Merger Corp.
       299 Park Avenue
       21st Floor
       New York, NY 10171

                                                        Re: B. Riley Principal
250 Merger Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed February 24,
2021
                                                            File No. 333-253464

       Dear Mr. Shribman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed February 24, 2021

       Summary, page 1

   1. Please balance the statement on page 4 that "[w]e believe that this structure aligns the incentives of these
officers and directors with the interests of our stockholders" to also state that the low
price the founders paid for the founder shares creates an incentive whereby your officers
and directors could potentially make a substantial profit even if you select an acquisition
target that subsequently declines in value and is unprofitable for public investors. As a
separate matter add a risk factor addressing this risk.
 Daniel Shribman
B. Riley Principal 250 Merger Corp.
March 23, 2021
Page 2
The Offering
Founder shares, page 13

2. State here the number of founder shares sold and the price paid on a per share basis.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Marc Thomas at 202-551-3452 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameDaniel Shribman                             Sincerely,
Comapany NameB. Riley Principal 250 Merger Corp.
                                                              Division of
Corporation Finance
March 23, 2021 Page 2                                         Office of Finance
FirstName LastName